UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 20 May, 2013
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr K A Rayner, an Independent Non-Executive Director of Sibanye Gold, has bought the Company’s shares in the market in his own capacity.
Details of the transaction are set out below:
K A Rayner
Nature of transaction
On market purchase of shares
Transaction Date
20 May 2013
Number of Shares
70 000
Class of Security Ordinary shares
Market Price per share R7.066132
Total Value
R494 629.24
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
21 May 2013
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: May 20, 2013
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer